UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 28, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Set forth below is the text of a notice of general meeting of shareholders of VivoPower International PLC that was mailed to shareholders on February 28, 2017.

Notice of General Meeting to be held on 17 March 2017

VivoPower

International Plc

Notice of General Meeting (Incorporated and registered in England and

Wales under number 09978410)

Notice of the General Meeting of VivoPower International PLC (the "Company") to be held at 2:30 pm on 17 March 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom is set out at Part 2 of this document.

It is important that your shares be represented and voted at the General Meeting. If you cannot attend and you are a shareholder of record, please vote as soon as possible by completing and mailing the Proxy Card in accordance with the instructions included therein. We would appreciate if you could complete and return the Proxy Card before 15 March 2017, but in any event so as to arrive not later than 2:30 pm on 15 March 2017.

If you decide to attend the General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a depository, bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 3 of this document ("Questions and Answers about Voting") for further information about voting your shares.

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Notice of General Meeting to be held on 17 March 2017

Part 1

Chairman's Letter

VivoPower International Plc

28 February 2017

Dear Shareholder,

I am writing to you with details of the General Meeting to be held at 2:30 pm on 17 March 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom. The formal notice of the General Meeting is set out on page 3 of this document. Detailed instructions on how to get to the venue are set out on the final page of this document.

On 27 February 2017, the Company's board of directors approved the form of the contracts contained in Appendix A of Part 2 (the "10b-18 Contract") and Appendix B of Part 2 (the "10b5-1 Contract") of this Notice (each a "Contract"and together the "Contracts") pursuant to which ordinary shares of US$ 0.012 each in the Company ("Ordinary Shares") would be purchased from Oppenheimer & Co., Inc. ("Oppenheimer") who in turn would purchase Ordinary Shares in the market. On 27 February 2017, the Company and Oppenheimer executed the Contracts with each Contract being conditional on approval by the Shareholders of the Company in a General Meeting.

The Contract attached as Appendix A to this Notice provides that the counterparty will purchase Shares on NASDAQ at such prices and in such quantities as the Company may instruct from time to time, subject to the limitations set forth in Rule 10b-18 of the Exchange Act. The 10b-18 Contract provides that the counterparty will purchase the Shares as principal and sell any Shares purchased to the Company.

The Contract attached as Appendix B to this Notice is a form of repurchase plan which we may enter into from time to time to purchase a specified dollar amount of Shares on NASDAQ each day if our Shares are trading below a specified price. The amount to be purchased each day, the limit price and the total amount that may be purchased under the agreement will be determined at the time the plan is executed. This 10b5-1 Contract provides that the counterparty will purchase the Shares as principal and sell any Shares purchased to the Company.

Pursuant to section 694 (2) (b) of the UK's Companies Act 2006 (the "Companies Act") the terms of each Contract must now be approved by the shareholders of the Company prior to any ordinary shares being repurchased pursuant to a Contract. If granted this shareholder approval will be valid for a period of two years and the Company will be able to repurchase Ordinary Shares pursuant to each Contract until the second anniversary of the General Meeting.

Prior to the Company's repurchase of the Ordinary Shares pursuant to the Contract, Oppenheimer will purchase Ordinary Shares in the open market pursuant to either Rule 10b-18 ("Rule 10b-18") under the Securities Exchange Act of 1934 (the “Exchange Act”) if purchases are to be made pursuant to the 10b-18 Contract and may also make purchases pursuant to Rule 10b5-1 ("Rule 10b5-1") under the Exchange Act if purchases are to be made pursuant to the 10b5-1 Contract. Please note that:

i.	if Oppenheimer purchases Ordinary Shares pursuant to Rule 10b-18 then it will do so within the limitations set forth in Rule 10b-18;
ii.	if Oppenheimer purchases Ordinary Shares pursuant to Rule 10b5-1 then it will do so within the limitations set forth in Rule 10b5-1 and Rule 10b-18 and with:
a. the amount to be purchased each day;
b. the limit price; and
c. the total amount that may be purchased under the agreement, to be determined at the time the executed; and specific repurchase plan pursuant to Rule 10b5-1 is executed; and
iii.	Oppenheimer will repurchase Ordinary Shares at its discretion.

The purpose of this General Meeting is therefore to formally approve the Contracts prior to any Ordinary Shares being repurchased pursuant to a Contract, but I would like to draw your attention to the following key terms of the resolution to be approved:

i.	the maximum number of Ordinary Shares which the Company will be authorised to acquire is not more than the aggregate nominal value of U.S. $10,000,000 representing approximately 15% of the issued ordinary share capital of the Company as at 28 February 2017;
ii.	the minimum price (excluding expenses) which may be paid per Ordinary Share is U.S. $3.00;
iii.	and the maximum price which may be paid for any such Ordinary Share is an amount equal to the highest independent bid or the last independent transaction price, whichever is higher, as reported by the Nasdaq Capital Market at the time the purchase is effected.

Notice of General Meeting to be held on 17 March 2017

A copy of each of the Contracts is appended to the Notice of General Meeting which can be found at Part 2, but I would like to draw your attention to the following key terms of each Contract:

i.	Oppenheimer will repurchase Ordinary Shares at its discretion; and
ii.	the Company is not obligated to repurchase Ordinary Shares (unless Oppenheimer repurchases Ordinary Shares) and, subject to the limits outlined in i to iii of the above paragraph, no assurance as to the amount of any such repurchases or the prices at which such repurchases may be made.

Please note that if the Contracts do not receive shareholder approval, we will not have the ability to repurchase Ordinary Shares until such time as shareholder approval in respect of an alternative procedure enabling the Company to make "off market purchases" is obtained.

Yours faithfully,

 /s/ Kevin Chin

Kevin Chin

Chairman of the Board of Directors of VivoPower International PLC

2

Notice of General Meeting to be held on 17 March 2017

Part 2

Notice of General Meeting and Resolution to be Proposed of VivoPower International PLC

(Incorporated and registered in England and Wales under number 09978410)

Notice is hereby given that a General Meeting of VivoPower International Plc (the "Company") will be held at 2:30 pm on 17 March 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom to consider and, if thought fit, to pass the Resolution as an ordinary resolution.

The Board considers that the Resolution will promote the success of the Company and is in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" the Resolution.

Ordinary Resolution

THAT, the terms of the share repurchase agreements appended to this Notice of General Meeting for use in effecting purchases by the Company of ordinary shares of U.S. $0.012 each in the capital of the Company from time to time, be approved pursuant to section 694 of the Companies Act 2006, provided that:

I.	this authority shall expire on 16 March 2019;
II.

the maximum number of ordinary shares hereby authorised to be acquired is up to an aggregate nominal value of U.S. $10,000,000 representing approximately 15% of the issued ordinary share capital of the Company as at 28 February 2017;

III.	the minimum price (excluding expenses) which may be paid for any such ordinary share is U.S. $3.00;
IV.	and the maximum price which may be paid for any such Ordinary Share is an amount equal to the highest independent bid or the last independent transaction price, whichever is higher, as reported by the Nasdaq Capital Market at the time the purchase is effected.

Documents on display

It is noted that the share repurchase agreements appended to this Notice of General Meeting will be available for shareholders to inspect at the Company's registered office at 91 Wimpole Street, London, England, W1G 0EF for 18 days beginning on the date of this notice and ending on the day of the General Meeting (pursuant to section 694(2) of the Companies Act 2006 the share repurchase agreements must be kept on display for at least 15 days ending on the date of the General Meeting).

By order of the board

Directors:

Kevin Chin

Phillip Comberg

Gary Hui

Edward Hyams

Peter Sermol

First Names Global Limited (Company Secretary)

London, 28 February 2017

3

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Appendix A

Form of 10b-18 Contract

February 28, 2017

VivoPower International PLC

91 Wimpole Street

London W1G 0EF

United Kingdom

Ladies and Gentlemen:

This agreement (“Agreement”) confirms the terms and conditions under which Oppenheimer & Co. Inc. (“Oppenheimer”) will assist VivoPower International PLC (the “Purchaser”) in its program to repurchase its issued and outstanding ordinary shares, par value $.012 per share (the “Securities”).

1.

The Purchaser hereby appoints Oppenheimer as its agent to purchase the Securities, and Oppenheimer accepts this appointment. Oppenheimer agrees that it shall effect any purchase of the Securities in accordance with the timing, price and volume restrictions in sections (b)(2)‐ (4) of Rule 10b‐18 (“Rule 10b‐18”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Oppenheimer and the Purchaser each agree not to take, nor permit any person or entity under their respective control to take, any action that could jeopardize the availability of Rule 10b‐18 for Purchaser’s acquisition program. The Purchaser understands the requirement that it may only effect purchases through one broker‐dealer on any single day. Nothing shall preclude, to the extent consistent with the Purchaser’s effort to remain within the safe harbor provided by Rule 10b‐18, the purchase by Oppenheimer of the Securities for its own account, or the solicitation or execution of purchase or sale orders of the Securities for the account of Oppenheimer’s clients or customers.

2.

Oppenheimer shall conduct its purchases of the Securities pursuant to this Agreement on behalf of the Purchaser until this Agreement is terminated. This Agreement shall terminate on the earlier to occur of (i) written notice by either party to the other party or (ii) the date that is two years from the date this Agreement becomes effective pursuant to clause 12. Written termination shall be effective on the first business day after the day on which the notice is given, provided that termination shall be effective when the notice is given if required by law.

3.

The Purchaser shall promptly notify Oppenheimer whenever it determines that the acquisition program should be suspended for any period of time (due to, without limitation, (a) purchases by affiliated purchasers, (b) distributions by the Purchaser within the meaning of Regulation M under the Exchange Act, or (c) the Purchaser being aware of nonpublic information that is material to the Securities. Oppenheimer shall suspend purchases under this Agreement upon receipt of the Purchaser’s notice to do so. If Oppenheimer receives a notice to terminate or suspend purchases for any reason, Oppenheimer shall be entitled to make, and Purchaser shall be solely responsible for, a purchase pursuant to a bid made before such termination or suspension is effective.

4.

Unless otherwise agreed, the Purchaser will consult with Oppenheimer as needed regarding the total number of Securities that Oppenheimer is authorized to purchase and target amounts of and prices for Securities to be acquired during a particular period and the maximum price to be paid. So long as such purchases are within the limits established by the Purchaser for such period, Oppenheimer shall exercise its discretion over the timing, amount, prices and manner of purchase of Securities during such period.

5.

Oppenheimer, or its clearing agent, shall provide confirmations of purchases of Securities to the Purchaser and to such other persons as the Purchaser may designate in writing. Oppenheimer may request and retain certain information from the Purchaser to comply with applicable money laundering and know‐your‐customer requirements.

6.

The Purchaser shall pay for the Securities within three business days following the purchase date by wire transfer to an account that Oppenheimer specifies in writing. Oppenheimer will hold Securities that Oppenheimer purchases hereunder in an account on behalf of Purchaser (which may be an omnibus account for clients) or will deliver them in accordance with the Purchaser’s written instructions. The Purchaser agrees to pay to Oppenheimer a fee of $0.06 per share for Securities purchased pursuant to this Agreement.

7.

The Purchaser represents and warrants that it has publicly disclosed its intentions to institute a program for the acquisition of the Securities contemplated hereby. As of each date that Oppenheimer purchases Securities hereunder, Purchaser represents and warrants to Oppenheimer that: this Agreement, and the transactions contemplated herein, have been duly authorized by the Purchaser; this Agreement is the valid and binding agreement of the Purchaser, enforceable in accordance with its terms; performance of the transactions contemplated herein will not conflict with or result in a breach of or constitute a default under any agreement or instrument to which the Purchaser is a party or by which it or any of its property is bound; Purchaser is not aware of any material nonpublic information regarding the Purchaser or its securities (including the Securities); no governmental, administrative or official consent, approval, authorization, notice or filing is required for Purchaser to perform its obligations contemplated herein; and the Purchaser shall have duly authorized each person who gives Oppenheimer instructions to purchase Securities to act on behalf of Purchaser in rendering such instructions.

8.

Oppenheimer represents and warrants that this Agreement, and the transactions contemplated herein, have been duly authorized by Oppenheimer; and this Agreement is the valid and binding agreement of Oppenheimer, enforceable in accordance with its terms.

9.

All communications and notices pursuant to this agreement shall be in writing (including email communications) or confirmed in writing (including email communications) and (unless provided otherwise) shall be effective when received at the address below or such other address designated by written notice to the other party:

(a)	If to Oppenheimer: Dennis P. McNamara Executive Vice President General Counsel Oppenheimer & Co. Inc. 85 Broad Street, 22nd Floor New York, NY 10004

(b)	If to the Purchaser: Chief Executive Officer VivoPower International PLC 91 Wimpole Street, London W1G 0EF United Kingdom

10.	Neither party may assign its rights and obligations under this Agreement to any other party.

11.	Neither party shall refer to the other or any affiliate of the other in any public statement or disclosure document without the prior consent of the other party or such affiliate.

12.	The parties agree that the effectiveness of the Agreement is expressly conditioned upon the Issuer’s receipt of shareholder approval of the Plan in accordance with the laws of England.

13.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

14.	ARBITRATION AND LITIGATION OF DISPUTES. ARBITRATION DISCLOSURES:

This Agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

A.

All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

B.	Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

C.	The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

D.

The arbitrators do not have to explain the reason(s) for their award unless, in an eligible case, a joint request for an explained decision has been submitted by all parties to the panel at least 20 days prior to the first scheduled hearing date.

E.	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

F.	The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

G.	The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

BY SIGNING THIS AGREEMENT, THE PURCHASER AND OPPENHEIMER AGREE THAT CONTROVERSIES ARISING UNDER OR RELATING TO THIS AGREEMENT BETWEEN THE PURCHASER AND OPPENHEIMER, AND ANY OF THEIR RESPECTIVE SUCCESSORS, ASSIGNS, AND ANY OF THEIR OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, WHETHER ARISING PRIOR TO, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY BINDING ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE HELD ONLY AT THE FACILITIES OF, BEFORE AN ARBITRATION PANEL APPOINTED BY, AND PURSUANT TO THE RULES OF FINRA. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE‐DISPUTE ARBITRATION AGREEMENT AGAINST, ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL:

(1) THE CLASS CERTIFICATION IS DENIED;

(2) THE CLASS IS DECERTIFIED; OR

(3) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT.

SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

If the foregoing correctly sets forth our agreement, please sign below and return to us a signed copy.

This Agreement contains a predispute arbitration clause, set forth above in Paragraph 13.

Yours sincerely,

/s/ Philip Comberg

Philip Comberg, Chief Executive Officer

Oppenheimer & Co., Inc

Accepted as of the 28 day

of February, 2017

/s/ W. Ryan Shreero

W. Ryan Shreero, Executive Director

Appendix B

Form of 10b5‐1 Contract

Rule l0b5‐1/Rule 10b‐18 Repurchase Plan

This Rule 10b5‐1/Rule 10b‐18 Repurchase Plan (“Plan”), dated February 28, 2017, is entered into between VivoPower International PLC (“Issuer”) and Oppenheimer & Co. Inc., (“Oppenheimer”) for the purpose of establishing an Issuer repurchase plan that complies with the requirements of paragraph (c)(1) of Rule 10b5‐1 (“Rule 10b5‐1”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b‐18 under the Exchange Act (“Rule 10b‐18”) with respect to Issuer’s repurchase of ordinary shares (the “Shares”) of Issuer.

Issuer and Oppenheimer agree as follows:

1.             Purchase Program

a.     Issuer hereby appoints Oppenheimer as Issuer’s agent for purposes of implementing this Plan. Subject to the terms and conditions set forth herein, Oppenheimer hereby accepts such appointment. Oppenheimer, acting as an agent, agrees, subject to market conditions and consistent with ordinary principles of best execution, to use commercially reasonable efforts to purchase for the account of Issuer the lesser of (a) the maximum number of Shares that Issuer could purchase under Rule 10b‐18 and (b) the number of Shares specified in the instructions set forth in Exhibit A and the other provisions of this Plan as set forth below.

b.     Oppenheimer may purchase the Shares subject to this Plan on a national securities exchange, in the over‐the‐counter market, on an automated trading system or otherwise. Oppenheimer will use good faith efforts to execute all purchase transactions under the Plan in accordance with the timing, price and volume restrictions contained in paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b‐18. Nothing herein will preclude the purchase by Oppenheimer of the Shares for its own account, or the solicitation or execution of purchase or sale orders of the Shares for the account of Oppenheimer’s clients. Issuer agrees that if Oppenheimer is a market maker or dealer in the Shares at the time that any purchase is to be made under this Plan, Oppenheimer or its affiliates may, at its sole discretion, sell such Shares to Issuer in its capacity as a market maker or dealer.

c.     Issuer understands that Oppenheimer may elect not to execute purchases under this Plan when Oppenheimer, in its sole discretion, has determined it is appropriate to refrain from such purchases due to any market disruption or any legal, regulatory or contractual restriction (including any restriction pursuant to a contract or internal policy, or otherwise applicable to Oppenheimer).

d.     Issuer agrees to deliver $                                       prior to the commencement of any purchases of the Shares under this Plan into an account at Oppenheimer in Issuer’s name and for Issuer’s benefit. Oppenheimer reserves the right to terminate this Plan if funds sufficient to enable purchases as contemplated by this Plan have not been deposited into such account prior to the commencement of the earliest purchase period set forth in Exhibit A.

e.     Issuer agrees to pay Oppenheimer the commission per Share indicated on Exhibit A for each purchase of Shares under this Plan.

f.     Issuer will notify Oppenheimer prior to the opening of trading of the Shares on any trading day of any “Rule 10b‐18 Purchase” by an “Affiliated Purchaser” (as such terms are defined under Rule 10b‐18(a)(13) and (3), respectively)(hereafter, an “Affiliated Purchase”) that may occur on such trading day, and Issuer acknowledges that (i) purchases of Shares by any such affiliated purchaser (including, without limitation, any purchases caused or influenced by any action of Issuer) may cause the number of Shares to be purchased under this Plan on such day to be reduced pursuant to Section 1.c. of this Plan and (ii) if an Affiliated Purchase of such Shares will be effected other than through Oppenheimer, then following receipt of such notification, Oppenheimer will refrain from purchasing any Shares on such day. Issuer will be solely responsible for any purchases made by Oppenheimer on Issuer’s behalf on such day prior to Oppenheimer’s receipt of such notification.

2.             Representations, Warranties and Agreements of Issuer

Issuer represents and warrants that:

a.     Issuer is not aware of any material, non‐public information with respect to it, its business, operations or prospects, or the Shares.

b.     Issuer is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule l0b5‐1.

c.     At the time of Issuer’s execution of this Plan, Issuer has not entered into or altered a corresponding or hedging transaction with respect to the Shares, and agrees not to enter into any such transaction while this Plan remains in effect.

d.     The purchase of Shares under this Plan has been duly authorized by Issuer, and the transactions contemplated by this Plan will not contravene Issuer’s articles of association or any material agreement or instrument binding on Issuer, or any provision of applicable law or regulation, any agreement or instrument binding on Issuer or any of Issuer’s affiliates, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Issuer or Issuer’s affiliates.

e.     Issuer has publicly announced its intention to institute a Share repurchase program, and the purchase of Shares under this Plan is consistent with such public announcement.

f.     Issuer has consulted with Issuer’s own advisors as to the legal, tax, financial and other aspects of this Plan, including this Plan’s compliance with Rule 10b5‐1 and Rule 10b‐18. Purchaser has not received or relied on any representations from Oppenheimer regarding the Plan’s compliance with Rule 10b5‐1 or Rule 10b‐18.

g.     Issuer is entering into this Agreement with a full understanding of all of the terms and risks hereof (economic and otherwise), has adequate knowledge and experience in financial and business matters to evaluate those terms and risks and is capable of assuming (financially and otherwise) those risks.

h.     Issuer agrees that it will not make any Rule 10b‐18 Purchase outside of this Plan while this Plan is in effect.

i.     While this Plan is in effect, Issuer agrees not to, directly or indirectly, communicate any material, non‐public information about it or its securities, including the Shares, to any employee of Oppenheimer who is involved, directly or indirectly, in executing this Plan.

j.     While this Plan is in effect, Issuer will not attempt to exercise any influence over how, when or whether to effect purchases of the Shares under this Plan.

k.     Issuer will comply with, and shall be solely responsible for compliance with, all laws, rules and regulations applicable or related to this Plan and the purchase of the Shares hereunder; without limiting the foregoing, Issuer agrees that it will comply with all reporting and filing requirements and will not take any action that would cause the purchase of Shares hereunder to fail to comply with Rule 10b5‐1 or Rule 10b‐18.

l.     Until this Plan is terminated in accordance with its terms, Issuer will notify Oppenheimer upon (i) entering into a binding contract with respect to the purchase or sale of any securities of Issuer with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instructing another Financial Institution to purchase or sell any securities of the Issuer or (iii) adopting a plan for purchasing or selling any securities of Issuer other than this Plan.

m.     Issuer agrees to notify Oppenheimer as soon as possible of:

(i)

any legal, regulatory or contractual restriction that would prohibit any purchase of Shares pursuant to the Plan (including, without limitation, as a result of commencement of a “distribution,” within the meaning of Regulation M under the Exchange Act, of Shares or any securities for which Shares are a “reference security” within the meaning of that regulation). Such notice will include only the anticipated duration of the restriction, but will not include any other information about the nature of the restriction or otherwise communicate any material, non‐public information about the Issuer or the Shares to Oppenheimer.

(ii)	the occurrence of an event that would cause this Plan to be terminated under Section 5 of the Plan.

3.             Representations, Warranties and Agreements of Oppenheimer

Oppenheimer represents and warrants that:

a.     This Agreement and the transactions contemplated herein, have been duly authorized by Oppenheimer.

b.     This Agreement is the valid and binding agreement of Oppenheimer, enforceable in accordance with its terms.

c.   The performance of the transactions by Oppenheimer contemplated herein will not violate any law, rule, regulation, order, judgment, or decree applicable to Oppenheimer or conflict with or result in a breach of or constitute a default under any agreement or instrument to which Oppenheimer is a party or by which it or any of its property is bound.

4.             Suspension

a.     Purchases under this Plan will be suspended if:

(i)

Oppenheimer has received written notice from Issuer that a purchase of the Shares should not be effected due to a legal, regulatory or contractual restriction applicable to Issuer (Oppenheimer may, at its option, terminate this Plan upon receipt of such notice).

(ii)	Oppenheimer, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a purchase of the Shares.

(iii)

Oppenheimer determines, in its sole discretion, that a market disruption, including, without limitation, a suspension, halt or delay of trading of the Issuer’s ordinary shares on securities exchanges, alternative trading systems and other markets it accesses to purchase the Shares (each, a “Trading System”), prevents Oppenheimer from purchasing the Shares in accordance with this Plan, such as when there is a market‐wide regulatory halt or delay. For the avoidance of doubt, if there is a non‐ regulatory halt or delay of trading on a Trading System, such as a halt or delay of trading due to a systems issue specific to that Trading System, Oppenheimer may purchase the Shares under this Plan on another Trading System that is not affected by the halt or delay.

(iv)	there is insufficient availability of any or all of the Shares at or below the specified price.

b.     Oppenheimer will resume purchases under this Plan as soon as it determines that it is reasonably practicable after (i) (with respect to a suspension under Section 4.a.(i) above that has not resulted in a termination of this Plan) Oppenheimer receives a written notice from Issuer that it may resume purchases in accordance with this Plan, and (ii) (with respect to a suspension pursuant to Section 4.a.(ii), 4.a.(iii) or 4.a.(iv) above) Oppenheimer determines, in its sole discretion, that it may resume purchases in accordance with this Plan.

c.     Oppenheimer will be released from all liability in connection with any suspension of purchases, including, but not limited to, liability for an increase in the market value of Issuer ordinary shares.

5.             Termination

This Plan will terminate upon the earliest to occur or the following:

a.     the Plan’s “Termination Date,” which is the last day of the latest ending Purchase Period set forth on Exhibit A to this Plan.

b.     the completion of all purchases contemplated by Exhibit A to this Plan.

c.     promptly after Oppenheimer receives written notice from Issuer terminating this Plan, in which case Issuer and Oppenheimer may not enter into a new plan for the purpose of purchasing, in accordance with Rule 10b5‐1(c)(1) of the Exchange Act, any securities of Issuer until at least 30 days after the date on which Oppenheimer has received Issuer’s written notice of termination.

d.     Oppenheimer’s reasonable determination, or promptly after Issuer’s reasonable determination and notification to Oppenheimer, that this Plan does not comply with Rule 10b5‐1 or Rule 10b‐18.

e.     Issuer has failed to comply in any material respect with applicable law or any agreement or obligation under this Plan, or has made misstatements in its representations and warranties.

f.     promptly after Oppenheimer receives written notice of the commencement of any proceedings in respect to Issuer’s bankruptcy.

g.     promptly after Oppenheimer receives written notice from Issuer that one of the following has occurred:

(i)	the public announcement of a tender offer involving Issuer ordinary shares (including debt securities convertible or exchangeable for Issuer ordinary shares);

(ii)

the public announcement of a merger, recapitalization, consolidation or other business combination or reorganization resulting in the exchange or conversion of Issuer ordinary shares into securities of a company other than Issuer and/or cash; or

(iii)	a dissolution or liquidation of Issuer, or commencement or impending commencement of any proceedings in respect of, or triggered by, Issuer’s bankruptcy.

h.     Oppenheimer’s determination, in its sole discretion, to terminate the Plan upon receipt of the notice described in Section 4.a.(i).

i.     Oppenheimer’s determination to terminate this Plan upon Issuer’s failure to deposit funds in accordance with Section 1.d.

6.             Indemnification

Issuer agrees to indemnify and hold harmless Oppenheimer and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim (collectively, “Losses”) arising out of or attributable to: (a) Oppenheimer’s performance of its obligations under this Plan, except for any Losses caused by the gross negligence or willful misconduct of Oppenheimer, (b) any breach by Issuer of this Plan (including, without limitation, Issuer’s representations and warranties hereunder) and (c) any violation by Issuer of applicable laws or regulations. The terms of this Section 6 will survive the termination of this Plan.

7.             Limitation of Liability

Issuer agrees that Oppenheimer, its directors, officers, employees and affiliates will not have any liability to Issuer for any action taken or omitted in connection with this Plan, except for any liability resulting from Oppenheimer’s gross negligence or willful misconduct. Regardless of any other term or condition of this Plan, Oppenheimer, its directors, officers, employees and affiliates will not be liable to Purchaser for any special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen. The terms of this Section 7 will survive termination of this Plan.

8.             Modification and Amendment

This Plan and the Exhibits hereto may be modified or amended only upon the written consent of Oppenheimer and the receipt by Oppenheimer of a written confirmation signed by Issuer and dated as of the date of such modification or amendment to the effect that Issuer’s representations and warranties contained in this Plan are true, and Issuer’s agreements remain in effect. Any modification or amendment to this Plan and the Exhibits hereto will become effective no earlier than 30 days after all of the conditions to such amendment or modification set forth in this Section 8 have been satisfied.

9.             Stock Splits, Stock Dividends, Changes in Capitalization

After Oppenheimer’s receipt of timely advance written notice from Issuer of a stock split, reverse stock split, stock dividend or any change in capitalization with respect to Issuer, share amounts and limit prices will be adjusted proportionately.

10.           Interpretation

It is the intent of the parties hereto that this Plan comply with the requirements of Rule 10b5‐1(c)(1)(i)(B) of the Exchange Act, and the parties agree that this Plan will be interpreted to comply with the requirements of Rule 10b5‐1.

11.           Agreement to Arbitrate

Any dispute between Issuer and Oppenheimer relating to or in connection with this Plan will be determined only by arbitration as set forth in the Oppenheimer & Co. Client Agreement (the “Client Agreement”).

12.           Governing Law

This Plan will be governed by and construed in accordance with the internal laws of the State of New York.

13.           Entire Agreement

This Plan (including all Exhibits) and the Client Agreement constitute the entire agreement between Issuer and Oppenheimer with respect to this Plan and supersede any previous agreements or understandings with respect to this Plan. In the event that the terms and conditions of this Plan conflict with the terms and conditions of the Client Agreement or any other agreement between Issuer and Oppenheimer, the terms and conditions of this Plan will govern with respect to implementation of this Plan.

14.           Assignment

Issuer’s rights and obligations under this Plan may not be assigned or delegated without the written permission of Oppenheimer.

15.           Method of Communication

Except as otherwise specifically provided in this Plan, any communications required or permitted hereunder may be made (i) by facsimile (followed by telephonic confirmation) or (ii) by certified mail or nationally recognized overnight delivery service. Such written or telephonic communications shall be directed to the parties specified in Exhibit B.

16.           Securities Contract

Issuer and Oppenheimer acknowledge and agree that this Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

17.           Counterparts

This Plan may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures on all counterparts were placed upon the same instrument.

18.           Severability of Provisions

If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

19.           Effectiveness of the Plan

The parties agree that the effectiveness of the Plan is expressly conditioned upon the Issuer’s receipt of shareholder approval of the Plan in accordance with the laws of England.

IN WITNESS WHEREOF, the undersigned has signed this Plan as of the date specified above.

VIVOPOWER INTERNATIONAL PLC

Signature: /s/ Philip Comberg

Print Name: Philip Comberg

Title: Chief Executive Officer

Date: 28 February 2017

Accepted and Agreed to:

OPPENHEIMER & CO. INC.

By: /s/ W. Ryan Shreero

Print Name: W. Ryan Shreero

Title: Executive Director

Date: 28 February 2017

EXHIBIT A

This Exhibit A may not be amended or modified, except in accordance with the terms of the Plan.

Name of Issuer: VivoPower International PLC

The maximum number of Shares to be purchased under the Plan in accordance with this Exhibit A is                            ,

This Plan will expire upon the earlier of (i) the second anniversary of the date of the Plan and (ii) when                                 Shares are purchased.

In no event will Oppenheimer purchase any Shares under the Plan prior to 30 days from the date of the Plan.

Purchases of Shares

Purchase Period (From____To_____) (a)	Authorized Number of Shares to be Purchased (b)	Limit Price or “Market” Price (c)

EXHIBIT A (cont’d)

Instructions:

1.           In each row under column (a), state the first and last date on which the Shares are authorized to be purchased during the designated Purchase Period.

2.          In each row under column (b), state the maximum number of Shares authorized to be purchased at the price specified in column (c) during the designated Purchase Period. Do not aggregate this share amount with amounts authorized to be purchased at a different price during the same designated Purchase Period.

3.          In each row under column (c), write either (i) a dollar price that is the maximum price (the “limit” price) at which the Shares are authorized to be purchased, or (ii) the word “Market” if Shares are to be purchased at the then‐prevailing market price per share during the Purchase Period.

Commission per Share:                                   cents.

In the event that Oppenheimer is unable to purchase the number of Shares authorized to be purchased in a Purchase Period for any reason (check one of the following instructions):

___	the unpurchased amount of Shares will be carried forward and added to the number of Shares authorized to be purchased for each succeeding Purchase Period (if any) until purchased; or

___	the unpurchased amount of Shares will not be purchased and will not be carried over to the next Purchase Period,

provided, that if any Shares are not purchased by the end of the Plan Termination Date set forth above, the Plan will terminate on the Plan Termination Date and such Shares will not be purchased under the Plan.

This Exhibit A is an integral part of the attached Plan entered into by Issuer with Oppenheimer & Co. and is subject to the terms and conditions set forth therein.

Accepted and Agreed to:	Account #
OPPENHEIMER & CO. INC.	Issuer’s Signature
By:	Date:

EXHIBIT B

To Rule 10b5‐1 Purchase Plan

Between

and

Oppenheimer & Co. Inc. (“Oppenheimer”)

I.     Communications required by the Plan shall be made to the following persons in accordance with Section 15 of such Plan:

To Issuer: Name: Address: Telephone: Fax: To Oppenheimer:	Copies to: Name: Address: Telephone: Fax: Copies to:
Name: Address: Telephone: Fax:	Name: Address: Telephone: Fax:

This Exhibit B is an integral part of the attached Plan entered into by Purchaser with Oppenheimer & Co. and is subject to the terms and conditions set forth therein.

Part 3

Proxy statement for the General Meeting of shareholders to be held on 17 March 2017

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and the proxy card ("Proxy Card") because the Board of Directors of VivoPower International PLC (the "Company") is soliciting your proxy to vote at the General Meeting of shareholders ("GM") to be held at 2:30 pm on 17 March 2017 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom.

●	Proxy Statement: this Proxy Statement summarizes information about the proposals to be considered at the GM and other information you may find useful in determining how to vote.

●	Proxy Card: the Proxy Card is the means by which you actually authorize another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the GM, the Proxy Statement and the Proxy Card to our shareholders of record as at 13 February 2017 (the "Record Date").

Important Notice Regarding Availability of Proxy Materials for the GM to be held on 17 March 2017. A copy of the Company's Notice of the GM, Proxy Statement and Proxy Card are available at http://vivopower.com/Shareholders

Questions and Answers about Voting

1. Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the GM, including at any adjournments or postponements of the GM. You are invited to attend the GM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the GM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card. We intend to mail this Proxy Statement and accompanying Proxy Card on or about 28 February 2017 to all shareholders of record entitled to vote at the GM.

2. Who can vote at the GM?

Only shareholders of record at the close of business on the record date, 13 February 2017, (“Vote Record Date”) will be entitled to vote at the GM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA ("Computershare") then you are the shareholder of record. As a shareholder of record, you may vote in person at the GM or vote by proxy. Whether or not you plan to attend the GM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the GM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the GM. However, because you are not the shareholder of record, you may not vote your shares in person at the GM unless you request and obtain a valid legal proxy card from your broker or agent.

3. What constitutes a quorum?

For the purposes of the GM, a quorum is present if at least two members are present.

4. How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the Internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the GM. If you hold shares in “street name” and wish to vote at the GM, you must obtain a legal proxy from your depository, broker, bank or other nominee and present it to the inspector of election of the GM with your ballot.

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's Articles of Association.

If you are a “shareholder of record” – you may appoint a proxy to vote on your behalf using any of the following methods:

●

mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Computershare Investor Services, P.O. Box 43078, Providence, R.I. 02940-3078; by 2:30 pm, (London time) on 15 March 2017; or

●	by physical ballot at the GM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5. Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the GM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the Meeting. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6. How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

7. Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the GM in several ways by:

1)	mailing a revised Proxy Card dated later than the prior Proxy Card;
2)	voting in person at the GM; or
3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the GM to be effective.

If you hold shares in “street name” – you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the GM as described above under “How do I vote my shares?” See also “What if I plan to attend the GM?”

8. Who counts the votes?

Computershare Investor Services ("Computershare") has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Computershare for tabulation. If you hold your shares through a broker or depository, your broker or depository (as the case may be) will return one Proxy Card to Computershare on behalf of all of its clients.

9. How are votes counted?

Votes will be counted by Computershare, who will separately count “for” and “against” votes and abstentions. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10. How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11. What if I plan to attend the GM?

Attendance at the GM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the GM. However, if you hold shares in "street name" you will not be allowed to vote at the GM unless you obtain a legal proxy from your depository, broker, bank or other nominee holding the shares.

12. What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the GM.

13. How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14. What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15. What if I have questions during the GM?

If you wish to ask a question please tell the Company Secretary on entry to the meeting. Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

16. May I bring a guest to the GM?

The GM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Computershare. Please see "How do I contact the Company or Transfer Agent if I have any queries?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17. Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, ame changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company N.A (within the U.S., U.S. Territories and Canada).

18. How can I find out the results of the voting at the Meeting?

Voting results will be announced  by the filing of a current report on Form 6-K and on our website http://vivopower.com/Shareholders

19. How do I get to the GM venue?

The meeting will be held at 91 Wimpole Street, London, W1G 0EF, United Kingdom.

20. What is Arowana International Limited’s interest in the Company?

Arowana International Limited ("Arowana") and various of its affiliates own a majority of the outstanding ordinary share capital of the Company. As such, together they have a sufficient share of the vote to approve the Ordinary Resolution on their own.

21. How do I contact the Company or Transfer Agent if I have any queries?

You may contact the Company at:

VivoPower International plc.

91 Wimpole Street, London

W1G 0EF United Kingdom

Tel: +44 (0) 203 871 2800

e-mail: shareholder@vivopower.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 242 3610

Foreign Shareholders (Outside the US)

+1 (732) 491 0655

By Mail:

Computershare Investor Services

P.O. Box 43078

Providence, RI 02940-3078

United States of America

By Overnight Delivery:

Computershare Investor Services

250 Royall Street

Canton, MA 02021

United States of America

[This page intentionally left blank.]

vivopower®

IMPORTANT GENERAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Admission Ticket

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 8:30 a.m., Central Time, on 15 March 2017.

Vote by Internet

- Go to **www.investorvote.com/VVPR**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

General Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposal 1.

	For	Against	Abstain
1. Shareholders are being asked to approve the proposal that the Company enter into two contracts, the contracts contained in Appendix A of Part 2 (the "10b-18 Contract") and Appendix B of Part 2 (the "10b5-1 Contract") of the Notice of General Meeting, (each a "Contract" and together the "Contracts") pursuant to which ordinary shares of US$ 0.012 each in the Company ("Ordinary Shares") would be purchased from Oppenheimer & Co., Inc. ("Oppenheimer") who in turn would purchase Ordinary Shares in the market.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the General Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

C 1234567890 J N T

1 U P X 3 2 4 0 3 3 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

02J82C

March 2017 General Meeting Admission Ticket

March 2017 General Meeting of
VivoPower International PLC Shareholders

2:30 p.m. Local Time
91 Wimpole Street, London, United Kingdom W1G OEF

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

The Marylebone
The Langham, London
Thayer St
Wimpole St
Harley St
The Coach Makers
A5204
Regent St
Wigmore Hall
91 Wimpole Street
Henrietta Pl
Holles St
James St
Duke St
Vere St
Debenhams
Oxford Circus

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

vivopower®

Proxy — VivoPower International PLC

Notice of 2017 General Meeting of Shareholders

Proxy Solicited by Board of Directors for General Meeting — 17 March 2017

The Proxies, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of VivoPower International PLC to be held on 17 March 2017 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Item 1.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 28, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer